UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Surrozen, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

86889P109

(CUSIP NUMBER)

Kevin Livingston

1370 Avenue of the Americas, 33rd Floor

New York, NY 10019

(212) 660-8060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Consonance Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Consonance Capman GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Consonance Life Sciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Mitchell Blutt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Benny Soffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Kevin Livingston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 4 to Schedule 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Consonance Capital Management LP, a Delaware limited partnership (“Consonance Management”), Consonance Capital Opportunity Fund Management LP, a Delaware limited partnership (“Consonance Opportunity”), Consonance Capman GP LLC, a Delaware limited liability company (“Capman”), Consonance Life Sciences, LLC, a Cayman Islands limited liability company (“Consonance Life Sciences”), Dr. Mitchell Blutt, Dr. Benny Soffer, and Kevin Livingston (collectively, the “Reporting Persons”) on December 3, 2020, as amended by Amendment No. 1 filed on April 27, 2021, Amendment No. 2 filed on August 18, 2021, and Amendment No. 3 filed on September 29, 2021. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) and warrants to purchase shares of Common Stock of Surrozen, Inc. (the “Issuer”) that were held by certain private investment funds, including Consonance Capital Master Account LP (the “Master Account”) and Consonance Capital Opportunity Master Fund, LP (“Consonance Opportunity Master”) and a certain managed account (the “Managed Account”, and together with the Master Account and Consonance Opportunity Master, the “Consonance Investors”) for which Consonance Management serves as investment adviser. As the general partner of Consonance Management, Capman had the power to direct the vote and disposition of the securities of the Issuer that were held by the Consonance Investors. As principal of Consonance Management, Dr. Blutt had the power to direct the vote and disposition of the securities of the Issuer that were held by the Consonance Investors. In addition, this Schedule 13D relates to Common Stock and warrants to purchase shares of Common Stock that were held by Consonance Life Sciences. Consonance Life Sciences is governed by a board of managers consisting of Dr. Blutt, Dr. Soffer and Kevin Livingston. As such, Dr. Blutt, Dr. Soffer and Kevin Livingston may have been deemed to have had voting and investment discretion over the securities of the Issuer that were held by Consonance Life Sciences.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 12, 2022, the Master Account, Consonance Opportunity Master, the Managed Account, Consonance Life Sciences, and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Master Account agreed to sell to the Issuer 1,748,750 shares of Common Stock of the Issuer and warrants to purchase 582,916 shares of Common Stock of the Issuer for an aggregate purchase price of $874,375. Pursuant to the Purchase Agreement, Consonance Opportunity Master agreed to sell to the Issuer 1,297,922 shares of Common Stock of the Issuer and warrants to purchase 432,639 shares of

Common Stock of the Issuer for an aggregate purchase price of $648,961. Pursuant to the Purchase Agreement, the Managed Account agreed to sell to the Issuer 450,827 shares of Common Stock of the Issuer and warrants to purchase 150,275 shares of Common Stock of the Issuer for an aggregate purchase price of $225,413.50. Pursuant to the Purchase Agreement, Consonance Life Sciences agreed to sell to the Issuer 1,885,000 shares of Common Stock of the Issuer and warrants to purchase 144,666 shares of Common Stock of the Issuer for an aggregate purchase price of $942,500. Each warrant entitles the holder thereof to purchase one share of Common Stock of the Issuer at a price of $11.50 per share, subject to adjustment. The warrants are currently exercisable and will expire at the earlier of August 12, 2026, or upon redemption or liquidation.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 99.1, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) The information in Item 4 is incorporated herein by reference.

(d) The disclosure in Item 2 and Item 4 is incorporated herein by reference.

(e) As of December 14, 2022, all of the Reporting Persons ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

The Purchase Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

Exhibit	Description

99.1	Securities Purchase Agreement, dated as of December 12, 2022, by and among Surrozen, Inc., Consonance Capital Master Account LP, Consonance Capital Opportunity Master Fund, LP, P Consonance Opportunities Ltd, and Consonance Life Sciences, LLC.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2022

CONSONANCE CAPITAL MANAGEMENT LP

By:	Consonance Capman GP LLC, its general partner

By:	/s/ Mitchell Blutt
Mitchell Blutt
Manager and Member

CONSONANCE LIFE SCIENCES, LLC

By:	/s/ Kevin Livingston
Kevin Livingston
Manager

CONSONANCE CAPMAN GP, LLC

By:	/s/ Mitchell Blutt
Mitchell Blutt
Manager and Manager

/s/ Mitchell Blutt
Mitchell Blutt

/s/ Benny Soffer
Benny Soffer

/s/ Kevin Livingston
Kevin Livingston